EMPLOYMENT AGREEMENT

THIS AGREEMENT entered into on January 1, 2007 between:

UR-ENERGY USA, INC.
(hereinafter referred to as “Corporation”)

and

JEFFREY KLENDA
(hereinafter referred to as “Mr. Klenda”)

                    WHEREAS Mr. Klenda is a resident of Golden, Colorado (United States) and has been an independent contractor since August 2005 through to the date hereof and has served in a variety of capacities with Ur-Energy Inc. (“Ur-Energy”) (a Canadian corporation) and its Affiliates;

                    AND WHEREAS the Board of Directors of Ur-Energy agreed in principal in May 2006 that Mr. Klenda would become an employee of the Corporation and Mr. Klenda, continuing on a consulting basis until such time as the paperwork could be completed;

                    AND WHEREAS Mr. Klenda will hereafter be employed by the Corporation including to serve as Chairman and Managing Director of Ur-Energy, from time to time, pursuant to the terms of this Agreement;

                    AND WHEREAS the Corporation is desirous of employing Mr. Klenda and compensating him for his services as Chairman and Managing Director of Ur-Energy and Mr. Klenda is desirous of being so employed by Ur-Energy and the Corporation;

                    AND WHEREAS Mr. Klenda currently serves as a director of Ur-Energy (for which he is not compensated) and a director of its Affiliates, from time to time;

                    NOW THEREFORE, for mutual consideration as set forth herein, it is agreed as follows:

ARTICLE 1 - EMPLOYMENT TERMS

1.01             Services

          (1)      Ur-Energy, through the Corporation, hereby agrees to hire Mr. Klenda to perform the duties and functions of Chairman and Managing Director of Ur-Energy, or the substantial equivalent thereof, and as an officer of its Affiliates, from time to time. In each and all of these capacities, Mr. Klenda shall work at the direction of and reporting to the Board of Directors of each of those entities.

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          (2)      Mr. Klenda agrees that he shall devote his best efforts and approximately 32 hours a week to the business and affairs of Ur-Energy and its Affiliates and otherwise represent Ur-Energy and its Affiliates consistently with its best interests and with the policies and standards of Ur-Energy or its Affiliates. The foregoing full business-time commitment is subject to permitted vacation or leave time and subject to illness or injury. These services will be performed by Mr. Klenda to the best of his abilities in a diligent, trustworthy and businesslike fashion. Mr. Klenda acknowledges that he has a fiduciary obligation to each of Ur-Energy and its Affiliates.

          (3)      Mr. Klenda shall not engage in business activities which could reasonably be understood to conflict with his duties, responsibilities and obligations pursuant to this Agreement.

          (4)      “Affiliate” or “Affiliates” shall be understood to mean an entity that controls, is controlled by or is under common control with a second entity including a joint venture arrangement, and “control” as used in this Agreement shall mean either the possession, directly or indirectly, of 50% or more of the equity or voting power in another entity, or the right or lawful power to administer the affairs of another person or entity.

1.02             Term

                    This Agreement shall be effective January 1, 2007 and shall continue to May 19, 2008. This Agreement shall be renewed automatically for an additional twelve-month period, on the same terms and conditions, unless either party gives written Notice of termination or cancellation pursuant to the provisions of Section 3.01, or this Agreement is otherwise modified or amended pursuant to the provisions of Section 4.02. Any such Notice of cancellation must be received no later than ninety (90) days prior to the expiry of this or any subsequently-renewed agreement.

1.03             Remuneration

                    In consideration of the performance of his services and duties as Chairman and Managing Director of Ur-Energy, Mr. Klenda will be paid a salary of US $12,000 per month, less any deductions or withholdings required by law.

1.04             Benefits

                    The Corporation may adopt or continue in force benefits plans for the benefit of its employees or certain of its employees. The Corporation may terminate any or all such benefits plans at any time and may choose not to adopt any other plans. Mr. Klenda will be eligible to participate in any voluntary benefits plans the Corporation chooses to implement and to offer to other comparable employees. Mr. Klenda’s rights under the benefits plans however shall be subject to and governed by the terms of those plans.

1.05             Vacation

                    Mr. Klenda will be entitled to four weeks of paid vacation each twelve-month period. Such four week vacation entitlement will be pro-rated monthly for any part of a twelve-

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month period in the event of termination. Mr. Klenda will take his vacation at a time or times reasonable for Ur-Energy and its Affiliates and Mr. Klenda in the circumstances. For greater certainty, Sections 1.05 and 1.06 are provided to Mr. Klenda in lieu of “Paid Time Off” as set forth in policies of Ur-Energy and its Affiliates.

1.06             Sick Leave

                    Mr. Klenda will be entitled to up to 12 days of sick leave in each twelve month period.

1.07             Performance Bonus

                    Mr. Klenda shall be eligible to earn, in addition to the monthly salary, a performance bonus based on criteria to be determined by the Board of Directors of Ur-Energy including, but not limited to, the financial performance of Ur-Energy, the valuation of Ur-Energy’s shares and Mr. Klenda’s performance generally of the terms and conditions of this Agreement. Eligibility for the bonus will be evaluated following Ur-Energy’s year-end on December 31 and, if a bonus is to be paid to Mr. Klenda, it will be paid on or before March 1 of the following year. A pro rata share of this performance bonus shall be paid if this Agreement is cancelled pursuant to the terms of Section 1.02 or terminated pursuant to the terms of Section 3, and in any event shall be paid as required by applicable law or regulation.

1.08             Stock Options

          (1)      Options to acquire capital stock of Ur-Energy granted to Mr. Klenda prior to the date hereof will vest in accordance with the original vesting schedule for such options and will continue to be governed under the terms and conditions of the “Ur-Energy Inc. Stock Option Plan 2005”.

          (2)      Mr. Klenda shall be eligible to receive additional options, at the discretion of the Board of Directors of Ur-Energy, the number, vesting schedule and exercise price contingent on approval by the Board of Directors of Ur-Energy, with exercise and other rights to be governed by the terms of the stock option plan in force at the date of grant.

1.09             Expenses

                    Ur-Energy or its Affiliates will promptly reimburse Mr. Klenda for out-of-pocket expenses, including reasonable travel costs, actually and properly incurred by him in connection with the performance of his duties hereunder. Mr. Klenda shall furnish receipts to Ur-Energy for all such expenses in accord with the then-current policy of Ur-Energy or its Affiliates for expenses.

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ARTICLE 2 – COVENANTS AND REPRESENTATIONS

2.01             Promotion of the Corporation’s Interests; Representations of Ability to Perform

          (1)      Mr. Klenda acknowledges and agrees that the execution of this Agreement and increased consideration for such employment are adequate for the good faith performance and considerations provided for in this Agreement. In relation to the services described in Section 1.01, Mr. Klenda agrees specifically to use his best efforts to promote the interests of Ur-Energy and its Affiliates and shall not use any information he may acquire with respect to the business and affairs of Ur-Energy and its Affiliates, for his own purposes or for any purposes other than those of Ur-Energy and its Affiliates.

          (2)      Mr. Klenda will not, at any time after the date of this Agreement, do or say anything which is likely or intended to damage the goodwill or reputation of Ur-Energy and its Affiliates, or of any business carried on by Ur-Energy or its Affiliates, or which may lead any person, other than as part of good faith negotiations, either to cease to do business with Ur-Energy and its Affiliates on substantially equivalent terms to those previously offered, or not to engage in business with Ur-Energy and its Affiliates.

          (3)      Mr. Klenda represents and warrants that he is fully able to enter this Agreement, and to perform all duties, obligations and responsibilities contemplated. Mr. Klenda further represents and warrants that he is not a party to any other agreement which would conflict with the terms of this Agreement and that neither the execution nor performance of this Agreement by him will violate, conflict with or result in a breach of any provisions of another contract, nor will execution and full performance of this Agreement violate any court order, judgment, writ or injunction applicable to Mr. Klenda.

          (4)      Mr. Klenda agrees to adhere to the procedures and policies of Ur-Energy and its Affiliates that may be in place from time to time.

2.02             Other Activities

          (1)      It is agreed and acknowledged that Mr. Klenda may from time to time, pursue other activities as an executive and advisor to other companies. Mr. Klenda will not be required to seek leave to engage in such activities, provided there is neither a conflict of business interest, nor a conflict of his obligations set forth under this Agreement.

          (2)      Further, Mr. Klenda may, from time to time, be requested to furnish his services as a director to another corporation or similar such position. Permission to provide such services shall be sought by Mr. Klenda and shall be granted reasonably by Ur-Energy. No such leave to serve as a director for any non-profit or other charitable organization shall be required, insofar as such service does not conflict with the terms of this Agreement.

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2.03             Independent Contractor Agreement

          (1)      The parties hereby acknowledge the existence of that certain Contract between Ur-Energy and Mr. Klenda and the amendment thereto (collectively, “Independent Contractor Agreement”) through which Mr. Klenda has been serving Ur-Energy and its Affiliates since August 2005. This Agreement, it is understood, is meant to and shall supersede the Independent Contractor Agreement in all ways except with respect to confidential information which shall still apply and continue forward as obligations and rights of these parties: All matters and information considered to be confidential which have been revealed to Mr. Klenda during the pendency of the Independent Contractor Agreement shall remain confidential and shall be integrated into the provisions of this Agreement for the maintenance of Confidential Information.

          (2)      The Independent Contractor Agreement is otherwise terminated and this Agreement shall hereafter control the relationship of these parties. Termination of the Independent Contractor Agreement shall be without penalty to either party without further notice for same.

2.04             Proprietary and Confidential Information and Work Product

          (1)      Mr. Klenda acknowledges that, by reason of his previous contractor status with Ur-Energy pursuant to the Independent Contractor Agreement and hereinafter by reason of his employment with Ur-Energy and its Affiliates, he has had and will have access to proprietary and confidential information as defined hereinafter. Mr. Klenda agrees that, during and after his employment with Ur-Energy and its Affiliates, he will not disclose to any person, except in the proper course of his employment and performance of this Agreement, and will not use for his own purposes or for any purposes other than those of Ur-Energy and its Affiliates, any Confidential Information disclosed to or acquired by him.

          (2)      “Confidential Information” for the purposes of this Agreement means secret, confidential or proprietary information of Ur-Energy and its Affiliates, including, but not limited to: data, geological and geophysical information and analyses, assets, acquisition or production strategies, trade secrets, information relating to operations, processes or procedures, customer and supplier lists and other confidential information whether technical, commercial or financial, business strategies or plans, details of contracts, and marketing methods, plans or strategies, concerning the business and affairs of Ur-Energy and its Affiliates. For purposes of this Agreement, the term Confidential Information does not include any information that is or becomes generally available to and known by the public (other than as a result of an un-permitted disclosure directly or indirectly by Mr. Klenda or another). In addition, Mr. Klenda may disclose secret, proprietary or Confidential Information to the extent (a) he is legally compelled to disclose such information, provided that Mr. Klenda shall promptly notify Corporation and/or Ur-Energy of such request or requirement, if that notification can be made without violating the terms of such compelled disclosure and Mr. Klenda uses reasonable efforts to obtain from the party to whom disclosure is made written assurance that confidential treatment will be accorded to such portion as is disclosed; (b) such disclosure is required in any legal proceeding between Mr. Klenda and Ur-Energy and its Affiliates in order for Mr. Klenda to defend or pursue any claim in any legal or administrative proceeding.

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          (3)      Any and all products of the work performed or created by Mr. Klenda under this Agreement or in connection with the services (collectively, “Work Product”) shall be the sole and exclusive property of Ur-Energy and all such Work Product shall become the property of Ur-Energy from and at such time as it is created. Mr. Klenda shall have no right to use any such Work Product except in connection with performing Services pursuant to this Agreement. Without limiting the foregoing, to the greatest extent possible, any and all Work Product shall be deemed to be “work made for hire” (as defined in the Copyright Act, 17 U.S.C. §§ 101 et seq.), and Mr. Klenda hereby unconditionally and irrevocable transfers and assigns to Ur-Energy all rights, title and interest Mr. Klenda currently has or in the future may have by operation of law or otherwise in or to any Work Product, including, without limitation, all patents, copyrights, trademarks, service marks and other intellectual property rights and agrees that Ur-Energy shall have the exclusive world-wide ownership of all such items, and that no such items shall be treated as or deemed to be a “joint work” (as defined in the Copyright Act, 17 U.S.C. §§ 101 et seq.) of Mr. Klenda and Ur-Energy or otherwise. Mr. Klenda further warrants and agrees to take such other actions as Ur-Energy may reasonable request to perfect and protect Ur-Energy’s interest in any Work Product.

          (4)      Mr. Klenda acknowledges that the breach of any of the covenants contained in the Section 2.04 concerning Confidential Information and Work Product will result in irreparable harm and continuing damages to Ur-Energy and its Affiliates and the business of each or both. Further, Mr. Klenda acknowledges and agrees that the remedy at law for any such breach or threatened breach would be inadequate. Accordingly, in addition to such remedies as may be available to Ur-Energy or any of its Affiliates at law or in equity in the event of any such breach, any Court of competent jurisdiction may issue an injunction (both preliminary and permanent), together with posting of a bond of $1,000, enjoining and restricting the breach or threatened breach of any such covenant, including, but not limited to, an injunction restraining Mr. Klenda from disclosing, in whole or in part, any Confidential Information or utilizing or disseminating Work Product. Such court of competent jurisdiction may order Mr. Klenda to pay all costs and expenses, including reasonable attorney fees and fees and costs associated with any experts, incurred in enforcing these provisions (Section 2.04) .

          (5)      In addition, in the event of any breach of Section 2.04 Ur-Energy and its Affiliates will be relieved of any further obligations pursuant to this Agreement to make any payments to Mr. Klenda or provide him with any benefits as outlined in Section 1.04, except those in Section 3.01.

          (6)      If any provision, or part(s) thereof, of this Section 2.04 governing Confidential Information and Work Product shall be held to be invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision(s) and shall not in any way affect or render invalid or unenforceable any other provisions of this Section 2.04 or any other provisions of this Agreement, and this Agreement shall be carried out as if such invalid or unenforceable provision, or part thereof, had been reformed, and any court of competent jurisdiction or arbiters, as the case may be, are authorized to so reform such invalid or unenforceable provision, or part thereof, so that it would be valid, legal and enforceable to the fullest extent permitted by applicable law.

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          (7)      The obligations of this Section 2.04 shall survive the expiry, cancellation or termination of this Agreement for any reason.

2.05             No Solicitation

          (1)      For a period of two years after the expiry, cancellation or termination of this Agreement for any reason, Mr. Klenda shall not directly or indirectly induce or attempt to induce any member of management or professional staff of Ur-Energy or its Affiliates to terminate his/her employment with Ur-Energy or its Affiliate to become employed by any energy-related business with which Mr. Klenda is associated.

          (2)      Mr. Klenda acknowledges that the breach of any of the covenants contained in Section 2.05 concerning this agreement for non-solicitation of management and professional staff of Ur-Energy and its Affiliates will result in irreparable harm and continuing damages to Ur-Energy and its Affiliates and the business of each or both. Further, Mr. Klenda acknowledges and agrees that the remedy at law for any such breach or threatened breach would be inadequate. Accordingly, in addition to such remedies as may be available to Ur-Energy or any of its Affiliates at law or in equity in the event of any such breach, any Court of competent jurisdiction may issue an injunction (both preliminary and permanent), together with posting of a bond of $1,000, enjoining and restricting the breach or threatened breach of any such covenant, including, but not limited to, an injunction restraining Mr. Klenda from soliciting employees of Ur-Energy or its Affiliates as the events may be. Such court of competent jurisdiction may order Mr. Klenda to pay all costs and expenses, including reasonable attorney fees and fees and costs associated with any experts, incurred in enforcing these provisions (Section 2.05) .

2.06             Return of Property

                    Upon expiry, cancellation or termination of this Agreement, Mr. Klenda shall return to Ur-Energy or the Affiliates of either, any data, property, documentation, or Confidential Information which is the property of any of these entities; and, such data, property, documentation or Confidential Information shall remain the property or Confidential Information of Ur-Energy or its Affiliates.

ARTICLE 3 – TERMINATION

3.01             Termination of Agreement

          (1)      It is understood and agreed that any termination of this Agreement shall result in the termination of Mr. Klenda’s service as Chairman and Managing Director of Ur-Energy and as an officer of any Ur-Energy’s Affiliates, unless the parties shall agree otherwise at the time of termination by further written agreement.

          (2)      Mr. Klenda may terminate this Agreement by giving Ur-Energy three (3) months’ prior notice in writing pursuant to the provisions of Section 4.01, below. Such notice is excused in the event of death or if disability occurs and makes such notice impracticable.

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          (3)      Ur-Energy, through the Corporation, may terminate this Agreement at any time for just cause without prior notice or pay in lieu of notice. For the purposes of this Section, “just cause” shall include but is not limited to:

(a)	theft, fraud or dishonesty by Mr. Klenda involving the property, business or affairs of Ur-Energy or its Affiliates, or in carrying out his duties under this Agreement; or

(b)

any material breach or non-observance of any material term of this Agreement. In the case of material breach or non-observance of a material term of this Agreement, Ur-Energy shall give Notice to Mr. Klenda (as provided in Section 4.01) of the material breach or non-observance of this Agreement and Mr. Klenda shall have thirty (30) days (or such other reasonable period as shall be determined by the notifying party) to cure the breach or non-observance of a material term of this Agreement.

          (4)      Except as provided in subsection (5) below, Ur-Energy, through the Corporation, may terminate this Agreement for any other reason which does not violate this Agreement or applicable law. Upon such termination, Ur-Energy will provide Mr. Klenda with a lump sum payment equivalent to two years base salary as set forth in this Agreement, which payment will only be payable to Mr. Klenda upon Mr. Klenda providing a release to Ur-Energy and its Affiliates.

          (5)      In the event of a Change of Control of Ur-Energy (as defined below) or within 12 months of the Change of Control, (i) Ur-Energy, through the Corporation, or its successors (i) Ur-Energy, through the Corporation, or its successors may terminate the Agreement or (ii) Mr. Klenda may terminate this Agreement in the event that the general scope of his authority and compensation do not remain substantially equivalent. Upon such termination, Ur-Energy will provide Mr. Klenda with a lump sum payment equivalent to two years’ base salary as set forth in this Agreement upon Mr. Klenda providing a release to Ur-Energy and its Affiliates or their successors.

                    “Change of Control” shall have occurred on the happening of any of the following events, provided that such event is a change in the ownership or effective control of Ur-Energy or a change in the ownership of a substantial portion of the assets of Ur-Energy as defined in the regulations promulgated under Section 409A of the Internal Revenue Code of 1986, as amended:

(a)	50% or more of the voting shares of Ur-Energy become owned beneficially by a person or group of persons acting jointly or in concert; or

(b)

the individuals who are members of the Board of Directors of Ur-Energy (the “Incumbent Board”) cease for any reason to constitute at least fifty percent (50%) of the Board of Directors of Ur-Energy; provided, however, that if the election, or nomination for election, of any new Directors was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall be considered as a member of the Incumbent Board; or

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(c)

beneficial ownership of assets of Ur-Energy representing 40% or more of the net book value of the assets of Ur-Energy determined on the basis of the then most recently published audited financial statements of Ur-Energy, shall be sold, transferred, liquidated or otherwise disposed of or distributed by Ur-Energy over a period of one year or less, in any manner whatsoever and whether in one transaction or in a series of transactions or by plan of arrangement; or

(d)

the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any event or transaction or series of events or transactions referred to in subsections (a), (b) or (c) above; or

(e)

a determination by the Board of Directors of Ur-Energy that there has been a change, whether by way of a change in the holding of voting shares of Ur-Energy in the ownership of Ur-Energy’s assets or by any other means, as a result of which any person, or any group of persons acting jointly or in concert is in a position to exercise effective control of Ur-Energy.

          (6)      The parties agree that if this Agreement is terminated by Ur-Energy, through the Corporation, without cause, the payment to Mr. Klenda in accordance with the preceding Section 3.01 shall be inclusive of any statutory amounts required by law upon termination of employment.

ARTICLE 4 – GENERAL CONTRACT PROVISIONS

4.01             Notices

                    All notices, requests, demands or other communications (collectively, "Notices") by the terms hereof required or permitted to be given by one party to any other party, or to any other person shall be given in writing by personal delivery or by registered mail, postage prepaid, or by facsimile transmission to such other party as follows:

(a)	To Ur-Energy Inc. and the Corporation at: 1128 Clapp Lane P. O. Box 279 Manotick, Ontario K4M 1A3 Attention: Chief Financial Officer

with a copy:

McCarthy Tétrault LLP 40 Elgin Street, Suite 1400 Ottawa, Ontario K1P 5K6 Attention: Virginia Schweitzer

(b)	To Mr. Klenda at:

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88 South McIntyre Way
Golden Colorado 80401
USA

or at such other address as may be given by such party or person to the other parties hereto in writing from time to time and pursuant to the terms of this Section.

4.02             Entire Agreement

          (1)      This Agreement and the documents referenced and incorporated herein constitute the entire Agreement between these parties with respect to all of the matters herein and its execution has not been induced by, nor do any of the parties rely upon or regard as material, any representations or writings whatsoever not incorporated herein and made a part hereof.

          (2)      This Agreement may not be amended or modified in any respect except by written instrument signed by the parties hereto, with the exception that Ur-Energy, through the Corporation, may unilaterally may modify this Agreement at any time to avoid non compliance or the possibility of incurring penalties pursuant to any law or regulation, including specifically but not limited to the Internal Revenue Code.

4.03             Inurement

                    This Agreement shall inure to the benefit of and be binding upon the parties and their respective legal personal representatives, heirs, executors, administrators or successors.

4.04             Assignment

          (1)      Ur-Energy, through the Corporation, will not assign this Agreement unless agreed to by Mr. Klenda and Ur-Energy in writing but Ur-Energy shall have the right to so assign this Agreement without such mutual agreement in the event of a Change of Control.

          (2)      Mr. Klenda’s rights and obligations under this Agreement are personal and such rights, benefits, and obligations shall not be assigned, alienated, or transferred without the prior written consent of Ur-Energy, other than in the case of death, disability or incompetence of Mr. Klenda, in which instance any remaining rights or benefits shall be permitted to be assigned or otherwise legally transferred without written consent.

4.05             Third Party Beneficiaries

                    This Agreement does not and shall not confer any rights or remedies upon another person other than the parties and their respective successors and permitted assigns as provided in Sections 4.03 and 4.04.

4.06             Remedies in Event of Future Dispute

          (1)      In the event of a future dispute, the parties agree that they will first attempt to resolve any dispute which does not give rise to injunctive relief (specifically including but not limited to any dispute concerning Confidential Information or the provisions of Sections 2.04

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and 2.05 hereto) through confidential mediation to occur within 30 days of Notice by the party asserting claims or otherwise seeking redress.

          (2)      In the event that such mediation shall fail, the parties agree to waive any right to a jury trial and shall proceed with any litigation to the court in the jurisdiction(s) provided for and agreed upon below.

4.07             Headings for Convenience Only

                    The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

4.08             Governing Law and Jurisdiction

                    This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado and each of the parties hereto agrees irrevocably to attorn to the jurisdiction of the courts of the State of Colorado.

4.09             Severability

                    Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be unenforceable or invalid under applicable law, such provision shall be ineffective only to the extent of such unenforceability or invalidity, and the remaining provisions of this Agreement shall continue to be binding and in full force and effect.

4.10             Survival

                    Sections 2.03, 2.04, 2.05, 3.01, 4.01, 4.06, 4.08 and 4.09, and all defined terms in this Agreement necessary to understand and enforce those Sections, shall survive the expiry, cancellation or termination for any reason of this Agreement and such Sections will continue with full force.

4.11             Counterparts

                    This Agreement may be executed in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall be but one and the same instrument.

4.12             Transmission by Facsimile

                    The parties agree that this Agreement may be transmitted by facsimile or similar device or electronically and that the reproduction of signatures by facsimile or other electronic means shall be treated as binding as if originals. Notwithstanding the foregoing, each party undertakes to provide each and every other party hereto with a copy of the Agreement bearing original signatures forthwith upon demand.

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4.13             Legal Representation and Legal Expenses

                    Both parties acknowledge the import of this Agreement and each has retained counsel to review the Agreement and to participate in the negotiation of its terms and language. Ur-Energy will reimburse Mr. Klenda on demand for all reasonable out-of-pocket expenses incurred by him for his reasonable independent legal counsel and services in connection with the negotiation, drafting and signature of this Agreement.

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                    IN WITNESS WHEREOF the parties have duly executed this Employment Agreement on the dates indicated below,

UR-ENERGY USA, INC.

Per: /s/ W. William Boberg
Name: W. William Boberg
Title: President

SIGNED this 19th day of	)
December, 2006)
in the presence of	)
)
)
/s/ Judy Holgerson	)	/s/ Jeffrey Klenda
Witness		Jeffrey Klenda

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